Adopted March 2, 2010

ARTICLE II, Section 8

Section 8.  Acquisitions and Dispositions.

In addition to any other approvals required by the Conflicts Committee of the Board of Trustees, if any, the prior approval of a majority of the Trustees shall be required for all acquisitions or dispositions (other than investments in government insured securities) in which:  (i) in the case of an acquisition of an asset, or a group of assets being acquired from the same or related parties in a single transaction or series of related transactions, the Total Capital Commitment of the Trust (as defined below) with respect to such asset, or group of assets, is equal to or greater than the Threshold Price (as defined below); and (ii) in the case of a disposition of an asset, or a group of assets being sold or transferred to the same or related parties in a single transaction or series of related transactions , the disposition price is equal to or greater than the Threshold Price.  As used herein, the following terms shall have the following meanings

“Threshold Amount” shall mean $10,000,000 inclusive of transaction costs.

“Total Capital Commitment” shall mean the aggregate amount of capital the Trust would be required to invest in such asset or assets assuming that the Trust were required to fund (i) the total contractually obligated amount with respect to such asset or assets, contingent or otherwise, without giving effect to any conditions precedent and (ii) any guarantees other than customary non-recourse carve-out, bankruptcy and environmental guaranties.